UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Faiza J. Saeed, Esq.	David C. Karp, Esq.
Thomas E. Dunn, Esq.	Wachtell, Lipton, Rosen & Katz
Cravath, Swaine & Moore LLP	51 West 52nd Street
Worldwide Plaza	New York, New York 10019
825 Eighth Avenue	Telephone: (212) 403-1000
New York, New York 10019
Telephone: (212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Terra Industries Inc., a Maryland corporation (“Terra”), with the Securities and Exchange Commission on March 5, 2009, relating to the unsolicited offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its wholly owned subsidiary, Composite Acquisition Corporation, a Maryland corporation, as disclosed in the Tender Offer Statement on Schedule TO, dated February 23, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding common share of Terra, without par value (“Terra Common Share”), for 0.4235 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (“CF Common Share”), upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated February 23, 2009 (the “Exchange Offer”), and (ii) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

The following is hereby added under the heading “Background of the Offer and Reasons for Recommendation — Background of the Offer” of “Item 4. The Solicitation or Recommendation” beginning on page 8 of the Statement:

On the morning of March 9, 2009, Mr. Wilson sent a letter to the board of directors of Agrium rejecting the Agrium Offer.

Also on the morning of March 9, 2009, Mr. Wilson sent a letter to the Board reaffirming CF’s intent to pursue a business combination with Terra and stating that CF would be prepared to enter into a negotiated merger agreement with Terra on the basis of an exchange ratio based on $27.50 for each Terra Common Share, with an exchange ratio of not less than 0.4129 of a CF Common Share and not more than 0.4539 of a CF Common Share. The letter read as follows:

March 9, 2009

Board of Directors
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

The Board of Directors of CF Industries Holdings, Inc. has rejected the acquisition proposal from Agrium and reaffirmed its intent to continue to pursue a business combination with Terra Industries. Our Board also has determined that CF Industries would be prepared to enter into a negotiated merger agreement with Terra on terms that provide certain value assurances to Terra’s stockholders. Specifically, CF Industries would agree to an exchange ratio based on $27.50 for each Terra share, with an exchange ratio of not less than 0.4129 of a CF Industries share and not more than 0.4539 of a CF Industries share. The $27.50 per share represents an almost 70% premium to Terra’s stock price before we made our offer, while peer group stock performance has been essentially flat since that time. While for Terra’s stockholders these terms provide value assurance and the possibility of a higher exchange ratio than our current offer, they also provide CF Industries’ stockholders with the possibility of a lower exchange ratio if CF Industries’ stock performs as we expect it will. Agrium’s proposal only validates the value and upside potential in the CF Industries stock (and that proposal is itself grossly inadequate).

In Terra’s Schedule 14D-9, you raised the issue of whether, given Agrium’s proposal, CF Industries will be able to obtain the stockholder approval required under NYSE rules to issue CF Industries common stock. While we are confident that the CF Industries stockholders will support a business combination with Terra, we are prepared to address the issue you raised by structuring the transaction so that a vote by the CF Industries stockholders will not be required. We are prepared to enter into a negotiated merger agreement under which we would issue a participating preferred stock that would trade at parity with CF Industries common stock. The terms of the participating preferred stock are set forth on the enclosed Term Sheet. Issuance of the participating preferred stock would not require a vote of the CF Industries stockholders under the NYSE rules.

Terra’s 2009 Annual Meeting is required under its by-laws to be held not later than May 15. We are confident that Terra’s stockholders support a business combination with CF Industries, and will show that support by voting for our slate of directors at the Annual Meeting. Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading very significantly below its current level absent our offer and the expectation of a business combination with CF Industries.

We have been willing to engage in meaningful discussions since we made our offer almost two months ago, and we continue to be willing to engage.

Very truly yours,

/s/  Stephen R. Wilson
Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.

CF INDUSTRIES HOLDINGS, INC.

SERIES T CONVERTIBLE PARTICIPATING PREFERRED STOCK
SUMMARY TERM SHEET

Issuer	CF Industries Holdings, Inc. (“CF Holdings”).

Class of Stock	Preferred Stock, par value $0.01 per share; series designated as “Series T Convertible Participating Preferred Stock” (the “Preferred Stock”).

Transaction	In exchange for all issued and outstanding shares, on a fully-diluted basis, of common stock, without par value, of Terra Industries Inc. (“Terra”), CF Holdings will issue an amount of shares of its common stock, par value $0.01 per share (the “Common Stock”), equal to up to 19.9% of its outstanding shares of Common Stock and shares of the Preferred Stock.

Stockholder Approval	Approval of CF Holdings stockholders will not be required to issue the Common Stock or the Preferred Stock in the Transaction. Stockholder approval will be required for the conversion of the Preferred Stock into Common Stock as described below.

NYSE Listing	The Preferred Stock will be listed on the New York Stock Exchange (the “NYSE”).

Terms of the Preferred Stock

Mandatory Conversion	Upon receipt of the approval of the stockholders of CF Holdings to issue the required number of shares of Common Stock, the Preferred Stock shall be converted, without any further action on the part of holders of the Preferred Stock, on a one-for-one basis into shares of Common Stock.

The Preferred Stock shall not otherwise be convertible into Common Stock.

Dividends	Dividend to be set upon signing of merger agreement so the Preferred Stock trades on fully distributed basis on a parity with the Common Stock (the “Preferred Dividend”). Preferred Dividends cumulate whether or not declared by the board of directors of CF Holdings. The Preferred Dividend shall be paid in cash on a quarterly basis.

Upon the mandatory conversion of Preferred Stock into Common Stock, CF Holdings shall declare and pay in cash (i) any Preferred Dividends on the Preferred Stock that are accrued but unpaid as of the date of such conversion and (ii) an additional amount, if any, such that holders of Preferred Stock, taking into account the payment described in clause (i) and any other previously paid Preferred Dividends, receive a full year of Preferred Dividends.

CF Holdings shall not pay any dividend on any Common Stock or junior preferred stock, unless all accrued and unpaid Preferred Dividends have been paid.

The Preferred Stock shall participate in any dividend or distribution on shares of Common Stock on a share for share basis.

Voting	The affirmative vote of at least two-thirds of the outstanding shares of Preferred Stock, voting separately as a class, is required for (i) any amendment to CF Holdings certificate of incorporation (whether by merger, consolidation, reclassification or otherwise) that materially alters or changes the rights, preferences, and privileges of the Preferred Stock or (ii) the creation or issuance of any series of preferred stock senior to, or at parity with, the Preferred Stock.

If at any time Preferred Dividends shall be in arrears in an amount equal to six (6) quarterly dividends thereof, the size of the board of directors of CF Holdings will be increased by two (2) and the holders of Preferred Stock, voting separately as a class, shall have the right to elect two (2) directors to the board of directors of CF Holdings.

The Preferred Stock shall not have any other voting rights other than as required by applicable law.

Ranking	The Preferred Stock shall be junior to all existing and future debt obligations; and senior to Common stock and each other series of preferred stock of CF Holdings, including CF Holdings’ existing Series A Junior Participating Preferred Stock, except for any series of preferred stock expressly designated as senior to, or at parity with, the Preferred Stock.

Merger or Consolidation	Upon the merger or consolidation of CF Holdings, the Preferred Stock shall receive the same consideration per share as the Common Stock receives in such merger or consolidation. If such merger or consolidation gives the holders of Common Stock the right to choose between types of consideration, holders of Preferred Stock shall receive the weighted average type of consideration selected by the holders of Common Stock.

Liquidation	Upon any liquidation, dissolution or winding up of CF Holdings, the holders of each share of Preferred Stock shall be entitled to be paid the average per share closing price per share of the Common Stock on the NYSE for the ten (10) consecutive trading days immediately prior to the effective time of the merger between Terra and a subsidiary of CF Holdings, plus all accrued but unpaid Preferred Dividends to the date of such liquidation, dissolution or winding up, before any payment is made on any junior preferred stock and shall participate ratably with the Common Stock on a share for share basis thereafter.

The merger or consolidation of CF Holdings into or with any other corporation, or the merger of any other corporation into it, or any purchase or redemption of shares of any class of stock of CF Holdings, shall not be deemed to be a liquidation, dissolution or winding up of CF Holdings.

In addition, on March 9, 2009, CF issued a press release regarding its decision to reject the Agrium Offer and disclosing the above letter and filed an amendment to its Schedule TO.

On the morning of March 11, 2009, the Board met by telephone with members of Terra’s senior management, Mr. Loomis and the representatives of the Advisors and MacKenzie. After careful consideration of the terms of CF’s proposal of March 9, 2009, the Board unanimously concluded that CF’s proposal continues to run counter to Terra’s strategic objectives, substantially undervalues Terra both absolutely and relative to CF, and would deliver less value to Terra’s stockholders than would owning Terra on a stand-alone basis. Later that day, Messrs. Bennett and Slack sent the following letter to Mr. Wilson:

March 11, 2009

Mr. Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, IL 60015

Dear Mr. Wilson:

     The Board of Directors of Terra Industries Inc., with the assistance of its financial and legal advisors, has carefully considered your latest proposal to combine our companies. Our Board has unanimously concluded that this most recent version of your proposal continues to run counter to Terra’s strategic objectives, substantially undervalues Terra both absolutely and relative to CF, and would deliver less value to our shareholders than would owning Terra on a stand-alone basis.

             Accordingly, we reject your proposal.
        Sincerely,

/s/ Michael L. Bennett Michael L. Bennett President and Chief Executive Officer	/s/ Henry R. Slack Henry R. Slack Chairman of the Board

cc:	Board of Directors of CF Industries Holdings, Inc., c/o Corporate Secretary, CF Industries Holdings, Inc.

Shortly after delivering the above letter, Terra issued a press release disclosing the letter.

The press release disclosing the letter is filed as Exhibit (a)(3) to this Statement and incorporated herein by reference.

ITEM 9.	EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following exhibit.

Exhibit
Number	Description

(a)(3)	Press release issued by Terra, dated March 11, 2009, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K dated March 11, 2009 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.

By:	/s/ John W. Huey
Name:     John W. Huey

Title:	Vice President, General
Counsel and Corporate Secretary

Dated: March 11, 2009